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Zentek Announces closing of C$23 Million Bought Deal Public Offering and C$10 Million Non-Brokered Private Placement,

for Aggregate Proceeds of C$33 Million

Guelph, ON, January 4, 2022 - Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF) a Canadian, IP development and commercialization company focused on next-gen healthcare solutions is pleased to announce, further to its press releases dated November 16, 2021 and December 23, 2021, that it has closed its previously announced bought-deal prospectus offering (the "Prospectus Offering") for gross proceeds of C$23,005,060, which includes the full exercise of the over-allotment option, and its concurrent non-brokered private placement (the "Concurrent Private Placement") for aggregate gross proceeds of C$10,009,022.

Pursuant to the Prospectus Offering, the Company issued a total of 4,424,050 common shares at a price of $5.20 per common share (the "Issue Price"), and pursuant to the Concurrent Private Placement the Company issued a total of 1,924,812 common shares at the Issue Price.

The Prospectus Offering was completed by a syndicate of underwriters with Eight Capital as lead underwriter and sole bookrunner, Leede Jones Gable Inc. and Research Capital (collectively, the "Underwriters"). The Underwriters were paid a cash commission of C$1,380,303, equal to 6% of the gross proceeds raised.

The Prospectus Offering was effected by way of a short form prospectus filed in all provinces of Canada, except Quebec. The Company intends to use the net proceeds from the Prospectus Offering and the Concurrent Private Placement for capital expenses, research and development, acceleration of business growth opportunities and working capital, as set out in more detail in the Company's final prospectus dated December 23, 2021.

The securities issued pursuant to the Prospectus Offering and the Concurrent Private Placement have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuard™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

To find out more about Zentek Ltd., please visit our website at www.zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at www.sedar.ca.

For further information:

Matt Blazei

CORE IR

(212) 655-0924
mattb@coreir.com

Forward-looking statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.